

Mail Stop 4628

April 25, 2018

Via Email
Ms. Liu Jia
Chief Financial Officer
Recon Technology, Ltd.
Room 1902, Building C, King Long International Mansion
No. 9 Fulin Road, Beijing 100107
Peoples Republic of China

> **Re: Recon Technology, Ltd.**
> **Form 20-F for the Fiscal Year ended June 30, 2017**
> **Response dated April 3, 2018**
> **File No. 001-34409**

Dear Ms. Jia:

We have reviewed your April 3, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 20, 2018 letter.

Form 20-F for the Fiscal Year ended June 30, 2017

Note 7. Purchase Advances, Net, page F-14

1. We note your response to prior comment one, concerning your accounting for purchase advances that were made to obtain equipment, materials, or other goods or representation of local partners in anticipation of obtaining contracts for an internet system project, a pipeline project, and a gas storage project, in order to meet the specific requirements of the counterparties in advance of obtaining the contracts. We understand that you planned to develop and sell specialized industrial automation control and information solutions as part of the project fulfillment process, but never obtained contracts for the projects.

We note that although you have historically reported purchase advances as a current asset, the impairment that you recognized during 2016 included advances that had been made as early as 2010. Given the nature of work that you envisioned, it is unclear why you would not follow the guidance for contractual arrangements referenced in FASB ASC 605-35-15-2 and 3, and the guidance for pre-contract costs in FASB ASC 605-35-25-39 and 41. This permits certain types of costs to be deferred, when incurred in anticipation of a contract, provided that recovery is considered probable.

If there is uncertainty concerning the determination or ultimate realization of contract costs deferred, you should disclose the amounts, the nature and status of principal items comprising the amounts, and the portion that is expected to be collected beyond one year to comply with FASB ASC 910-20-50-1. For prepayments made in anticipation of specific contracts that qualify for deferral and which are deferred as pre-contact costs, disclose your accounting policy pertaining to the deferrals and recoverability assessment, and the amounts involved to comply with FASB ASC 910-340-50-1.

2.   Please expand your disclosures to address the general requirements of FASB ASC 605-35-50, and FASB ASC 606-10-50, as applicable.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824, John Cannarella, Staff Accountant, at (202) 551-3337 or me at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources